May 20, 2010

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE; Mail Stop 4720

Washington, D.C. 20549

Re:	Tenet Healthcare Corporation
Response to Staff Comments dated April 26, 2010
File No. 001-07293

Dear Mr. Rosenberg:

This letter sets forth the responses of Tenet Healthcare Corporation (together with our subsidiaries, referred to as “Tenet,” the “Company,” “we” or “us,” unless the context otherwise requires) to the comment letter (the “Comment Letter”), dated April 26, 2010, of the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10–K for the year ended December 31, 2009 (the “2009 Form 10–K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2010.

We have indicated that we propose to enhance or supplement certain disclosures in our future filings as specifically noted in certain of our responses. We are proposing that in the spirit of working with the Staff to continually enhance our future filings. Enhancements to our previous disclosures are noted below in italics.

The responses set forth below correspond to the numeric comments in the Staff’s Comment Letter. Page references in the responses below correspond to the 2009 Form 10–K page numbers.

Staff Comment

General

1.	We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Company Response

We understand that you have not yet reviewed the Part III information included in our Form 10-K. To the extent that you have further comments after reviewing that information, we will promptly respond to such comments when they are received.

Tenet Healthcare Corporation — Headquarters Office

1445 Ross Avenue, Suite 1400 — Dallas, TX 75202 — Tel: 469.893.2000 — Fax: 469.893.8600 — www.tenethealth.com

Securities and Exchange Commission

May 20, 2010

Staff Comment

Description of Business, page 2

2.	We note your disclosure on page 16 that 56.1% of your total net patient revenues were from managed care payers and that 62% of these revenues were from your top ten managed care payers. To the extent that you were substantially dependent on any of these top ten managed care payers, please identify them, describe the material terms of any agreements with them and file the agreements as exhibits. If you do not believe you were substantially dependent on any of these parties, tell us the basis for your belief.

Company Response

We are not substantially dependent on any of our managed care payers as none of them represent 10% or more of our consolidated net revenues in any of the prior three years. In addition, contractual arrangements with our managed care payers are entered into in the ordinary course of business and cover thousands of subscribers of the insurance plans. The subscribers are individual consumers who are potential patients of our hospitals, and they have the freedom to choose from a variety of health care providers in our markets for their health care needs. Accordingly, despite these contracts, these individual potential consumers are not contractually obligated to seek services from our hospitals or required to be referred to our hospitals by their physician.

Staff Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

3.	You sold the USC University Hospital and USC Kenneth Norris Jr. Cancer Hospital for cash proceeds of $275 million. The terms for the sale of these hospitals included your deferral of proceeds, amounting to $30 million, which was placed in escrow for up to four years. Please revise to disclose the reason for the escrow and your accounting treatment of it including the extent that it is included in determining the gain or loss on this sale in 2009 and/or may impact future results of operations. Provide us your accounting analysis supporting your treatment under GAAP.

Company Response

The purpose of the escrow is to fund certain potential indemnification obligations that may arise after the closing. This type of escrow agreement is a common arrangement in a sale transaction of this nature. We were not aware at the time of the sale, and are not currently aware, of any probable indemnification obligations that would preclude our full receipt of these funds after the expiration of the escrow period.

Securities and Exchange Commission

May 20, 2010

Because we were not aware of probable indemnification claims at the time of sale that would be paid out of the escrow funds, we included the full $30 million of escrow funds in the gain or loss calculation related to this sale transaction based on the concepts of ASC 205-20-45-04 and 05, and SEC Staff Accounting Bulletin Topic 5Z. Although we believe that such escrow arrangements for potential indemnification obligations are common in sales transactions, in order to enhance our future filings, we will include a disclosure of this escrow arrangement in our Discontinued Operations footnote in our December 31, 2010 Form 10-K. Also, we will indicate that a potential charge would have to be recorded in discontinued operations if a portion of the escrow funds has to be used to pay an indemnification claim.

Staff Comment

Results of Operations, page 47

4.	Please revise your analysis of the $429 million increase in net operating revenues in 2009 and the $502 million increase in 2008 to describe and quantify the factors causing these increases and the reasonably likely effect of known trends, events, commitments or uncertainties on your future net operating revenues. Ensure that your revised disclosure explains and quantifies the impact of reduction in patient volumes, shifts in payor mix, reduction in reimbursement rates and changes in the level of uninsured patients, using the key operating statistics described on pages 48-49.

Company Response

We believe our section captioned “Sources of Revenue” in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 33-47 provides the key disclosures of the reasonably likely effect of known trends, events, commitments or uncertainties on our future net operating revenues to the extent they can be quantified. This section discloses key trends, events, regulatory and legislative changes, and uncertainties related to Medicare, Medicaid funding on a state-by-state basis, and health care reform, among other issues. This section also provides the payer mix based on dollars and volumes to give the reader the ability to evaluate our payer mix changes and estimate the price and volume change by payer using the statistics disclosed on pages 47-50. Also, key positive and negative factors impacting our patient revenues are summarized on pages 50-51 and page 61 of the 2009 Form 10-K. We believe this information provides sufficient granularity to readers in order for them to understand the factors contributing to changes in net operating revenues through the eyes of management. However, to enhance our future filings we will include in the narrative section on Revenues a quantification of key changes in volume and pricing, including payer mix, if material. Below is an example of how we would present the analysis of the change in revenue starting with our Form 10-Q for the period ending June 30, 2010:

“Revenues

During the three months ended June 30, 2010, net operating revenues from continuing operations increased     % compared to the three months ended June 30, 2009. Changes in pricing, including a shift in payer mix, was the largest contributing factor, resulting in a     % increase in revenues, while changes in our inpatient admissions and outpatient visits resulted in a     % decrease in revenues.”

Securities and Exchange Commission

May 20, 2010

Results of Operations, page 47

5.	Please revise your analysis of the caption in your statement of operations, “other operating expense, net,” to quantify the underlying components on a gross basis for each period presented. Ensure that your revised disclosure explains and quantifies the underlying factors that have caused changes in the components of this caption. In particular, explain and quantify the underlying factors that have caused the decrease in hospital malpractice expense from $126 million in 2008 to $89 million in 2009.

Company Response

We believe we have explained the key underlying factors that caused the change in other operating expenses on pages 54 and 63 of the 2009 Form 10-K. However, to enhance our future filings (starting with the Form 10-Q for the period ending June 30, 2010), we will quantify the dollar impact of the key underlying factors that cause a material change. Below is an example of how we would present the analysis in future filings:

“Other operating expenses as a percentage of net operating revenues decreased by 1.3% in the year ended December 31, 2009 compared to the year ended December 31, 2008. Other operating expenses per adjusted patient day on a same-hospital basis decreased by approximately 1.6% in 2009 as compared to 2008. Contributing to this decrease was a $37 million, or 29.4%, decline in total hospital malpractice expense to $89 million in the year ended December 31, 2009 compared to $126 million in the year ended December 31, 2008. The decrease in malpractice expense is principally due to a 6% reduction in the number of expected claims, partially offset by an increase of $9 million from a 63 basis point decline in the interest rate used to estimate the discounted present value of projected future liabilities. Declines in consulting costs ($10 million), utility costs ($8 million), reimbursable business expenses ($7 million), recruiting-related costs ($3 million) and systems implementations costs ($5 million) also had a favorable impact on other operating expenses. These declines were partially offset by increases in other items, including higher physician fees relating to increased emergency department on-call payments ($3 million) and higher costs for contracted services ($10 million), as well as a reduction in information systems and business office costs allocable to discontinued operations ($21 million).”

Also, in future filings, if there is a credit that is included in other operating expenses that is material to the trend in our other operating expenses, we will continue to disclose that trend or amount separately as we have done in the past. Previous examples of our disclosures for such credits include gains on sales of assets (see page 63 of our 2009 Form 10-K related to an $8 million gain on the 2007 sale of a building in Florida), and information systems and business office costs allocable to discontinued operations (see page 54 of the 2009 Form 10-K).

Securities and Exchange Commission

May 20, 2010

Staff Comment

Critical Accounting Estimates

Impairment of Long-Lived Assets, page 73

6.	In 2009, you recorded a $7 million impairment charge for one hospital, primarily due to a decline in real estate, which follows an impairment charge recognized in 2008. Also, you disclose that further impairment charges for this hospital may be necessary in the future. Please revise to disclose the aggregate carrying value of long-lived assets for this hospital at December 31, 2009.

Company Response

On page 117 of the 2009 Form 10-K in the Fair Value Measurements footnote, we disclose the fair value of the long-lived assets held and used that were required to be measured in our impairment analyses. We believe this information provides the reader with sufficient information to quantify the maximum impact of possible further impairment charges related to these hospitals. Although we do not believe it is necessary to disclose the fair value of each hospital for which an impairment charge was taken given the aggregate disclosure of fair value on page 117, to enhance our future disclosures in the MD&A, we will disclose the aggregate carrying value of assets held and used for which an impairment charge was recorded.

Staff Comment

Accounting for Income Taxes, page 75

7.	You state that the income tax valuation allowance decreased by $138 million. However, your income tax rate reconciliation disclosure in Note 14 indicates that this decrease totaled $118 million. Please revise your disclosure to explain this apparent inconsistency.

Company Response

During 2009, the valuation allowance for our deferred tax assets decreased by $138 million. A reconciliation of the difference between the decrease in the valuation allowance of $138 million and the $118 million disclosed in the income tax rate reconciliation in Note 14 for other changes in the valuation allowance is provided below (dollar amounts in millions):

Increase (decrease) in valuation allowance reported in income tax rate reconciliation related to continuing operations	$(118)
Increase in valuation allowance allocated to discontinued operations, other comprehensive income, and noncontrolling interests	17
Other changes in valuation allowance:
Adjustment for the write-off of deferred tax assets related to stock-based compensation	(26)
Other adjustments, net	(11)

Total increase (decrease) in valuation allowance	$(138)

Securities and Exchange Commission

May 20, 2010

To the extent there are material reconciling items between the tax benefit/expense recognized and the change in the valuation allowance, we will disclose those items in future filings.

Staff Comment

Liquidity and Capital Resources

Cash Requirements, page 64

8.	Please explain to us why you have omitted estimated future cash payments associated with your professional and general liability reserves from this table or revise your disclosure accordingly.

Company Response

At December 31, 2009, approximately 74% of our undiscounted reserves for professional and general liabilities related to incurred but not reported claims and reserves for adverse loss development for known claims. Also, as disclosed in the 2009 Form 10-K on page 72, 99% or approximately $644 million of our undiscounted reserves represented unsettled claims at year-end. Therefore, we do not believe it is entirely accurate to characterize these reserves as contractual obligations. However, to enhance our future filings, we will add a footnote to the table to disclose that professional liability reserves have been excluded from the table, and we will disclose the amount of the current and non-current portion of the reserves in the footnote.

Staff Comment

Notes to Consolidated Financial Statements

Note 14, Income Taxes, page 112

9.	Please revise your disclosure to explain the reason for the change in the deferred tax valuation allowance for each period presented. Ensure that your disclosure also clarifies the current and noncurrent nature of each deferred tax asset and liability to explain the differences between the deferred income tax assets and liabilities disclosed in Note 14 and the corresponding amounts presented on your balance sheets.

Company Response

The income tax valuation allowance decreased by $138 million in the year ended December 31, 2009, decreased by $45 million in the year ended December 31, 2008 and increased by $86 million in the year ended December 31, 2007. The changes in each respective year primarily resulted from income (loss) before income taxes, other comprehensive income (loss) before income taxes, and the write-off of deferred tax assets related to stock-based compensation that would otherwise have been charged against additional paid-in capital.

Securities and Exchange Commission

May 20, 2010

Below is a reconciliation of the deferred tax assets and liabilities disclosed in Note 14 and the corresponding amounts reported in our Consolidated Balance Sheets (dollar amounts in millions).

	December 31, 2009	December 31, 2008

Current deferred income tax asset	$108	$82
Noncurrent deferred income tax liability	148	101

Net deferred tax liability	$40	$19

In order to enhance our future filings, the foregoing table will be added to our Income Tax footnote beginning with our Form 10-K for the year ending December 31, 2010.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this response letter, please call me at (469) 893-2246 or fax information to me at (469) 893-3246.

Sincerely,

/s/ Daniel J. Cancelmi
Senior Vice President and Controller

cc:	Frank Wyman (Securities and Exchange Commission)
Don Abbott (Securities and Exchange Commission)
Biggs Porter (Tenet Healthcare Corporation)
Gary Ruff (Tenet Healthcare Corporation)
Paul Castanon (Tenet Healthcare Corporation)
Jannie Herchuk (Deloitte & Touche LLP)